EXHIBIT 3.2.2

AMENDMENT
TO
BYLAWS
OF
CYBERDEFENDER CORPORATION

The following paragraph shall be added to Article VIII, Section 1 of the corporation’s bylaws:

“Notwithstanding the foregoing, the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its shares shall be uncertificated shares.  Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation.”

Effective Date: March 22, 2010	By:	/s/ Igor Barash
Igor Barash Secretary